                        Filed by Antigenics Inc. (Commission File No. 000-29089)
                           pursuant to Rule 425 under the Securities Act of 1933


Subject Company:  Aquila Biopharmaceuticals, Inc. (Commission File
No. 000-12081)


FOR IMMEDIATE RELEASE
---------------------

                 ANTIGENICS TO ACQUIRE AQUILA BIOPHARMACEUTICALS

              ACQUISITION EXPANDS ANTIGENICS' TECHNOLOGY PLATFORM,
                    PRODUCT PORTFOLIO AND CORPORATE ALLIANCES

NEW YORK, NY AND FRAMINGHAM, MA- AUGUST 21, 2000 - Antigenics Inc. (Nasdaq:
AGEN) and Aquila Biopharmaceuticals, Inc. (Nasdaq: AQLA) announced today that they have entered into a definitive agreement for Antigenics to purchase Aquila in a tax-free, stock-for-stock transaction valued at approximately $4.67 per share. Antigenics will issue approximately 2.5 million shares, valued at approximately $40 million. Conversion of Aquila shares will be based upon an exchange ratio of 0.2898.

The proposed transaction, which has been approved by boards of directors of both companies, would strengthen Antigenics' presence in cancer, infectious diseases and degenerative disorders field with the addition of Aquila's proprietary technology platforms, the Stimulon(R) family of adjuvants (QS-21) and its CD1 antigen discovery program, and 11 products in clinical development. These assets complement Antigenics' leadership position in the development of vaccines for cancers, infectious diseases and degenerative disorders based on its proprietary heat shock protein (HSP) technology platform.

The acquisition, expected to close in the fourth quarter of this year, adds a portfolio of one marketed animal health product, eleven clinical products under development by Aquila and its corporate partners, a novel antigen discovery technology (CD1), 50 additional issued patents and a talented team of professionals. Aquila's corporate partners include several of the world's leading pharmaceutical companies.

"This acquisition provides Antigenics with two additional platform technologies and their associated pipeline of products which are complementary to our existing programs," said Garo H. Armen, Ph.D., chairman and CEO of Antigenics. "We look forward to working with Aquila's impressive group of corporate collaborators and integrating Aquila's talented group of professionals into our rapidly growing workforce. This transaction brings Antigenics one step closer to its goal of becoming the leading developer and marketer of therapeutic vaccines for cancer, infectious disease and degenerative disorders."

"This merger of technologies, products and scientists creates a significant force in the field of breakthrough vaccine development," said Alison Taunton-Rigby, Ph.D., president and CEO of Aquila. "We expect to realize a much greater value for our shareholders with the expanded infrastructure and expertise that Antigenics offers."

Aquila's pipeline includes two phase III, five phase II and six phase I clinical trials with six different active corporate partners in indications that include human papilloma virus, herpes, hepatitis B, HIV, malaria and Alzheimer's. Antigenics is currently testing its Oncophage(R) cancer vaccine in a phase III renal cell carcinoma study and seven other phase II or phase I/II trials in five other cancer indications.

Under the terms of the proposed acquisition, Aquila's shareholders will be entitled to receive 0.2898 shares of Antigenics common stock for each share of Aquila common stock held. Antigenics expects the acquisition to be neutral to additive to its cash position for the next two years and accretive in 2002 and beyond.

The transaction is conditioned upon the approval of Aquila's shareholders as well as subject to regulatory filings with the Securities and Exchange Commission and Federal Trade Commission.

Drs. Armen and Taunton-Rigby will host a conference call at 10:00 EDT August 21 to discuss the proposed acquisition. The domestic dial-in number is 800-288-8967 and the international dial-in number is 612-332-0923.

Antigenics Inc. is engaged in the discovery and development of a family of novel immunotherapeutic vaccines for the treatment of life-threatening and chronic medical conditions. The company's immunotherapeutics are based on a specific class of proteins known as heat shock proteins. Antigenics is evaluating its lead immunotherapeutic, Oncophage(R), in a phase III clinical trial in renal cell carcinoma and seven other phase II or phase I/II clinical trials in five different cancers. For more information about the company visit www.antigenics.com.

Aquila Biopharmaceuticals, Inc. is a life sciences company developing and commercializing a range of proprietary products that enhance the immune response in animals and humans. The Company's products are intended for use in treating, controlling and preventing infectious disease, cancers and autoimmune disorders. Aquila's products include: Leucogen(R) for protection against feline leukemia virus (approved for U.S. and European use in 1991); Quilimmune-P(TM), for a human healthcare product for prevention of pneumococcal infections in the elderly; Quilimmune-P(TM), a human healthcare product for preventing malaria; and pre-clinical CD1 programs on tuberculosis, Chlamydia infections and cancer. The Company also licenses its immune enhancement technologies, and current partners include SmithKline Beecham, Elan Corporation, plc, Aventis Pasteur, Wyeth Lederle, VaxGen, Bristol-Myers Squibb (Progenics Pharmaceuticals), Korea Green Cross Corporation and Virbac S.A. For more information about the company visit www.aquilabio.com.

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THE PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT THE FUTURE FINANCIAL POSITION OF ANTIGENICS AND AQUILA BIOPHARMACEUTICALS, INC. AND THEIR ABILITY TO GENERATE POSITIVE CASH FLOWS, THE POTENTIAL COMMERCIAL SUCCESS OF PROGRAMS IN DEVELOPMENT, AND THE CONSUMMATION OF THE MERGER. SEVERAL RISKS AND UNCERTAINTIES COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE THE ABILITY TO SATISFY REGULATORY REQUIREMENTS, THE OUTCOME OF CLINICAL TRIALS, THE EFFICACY OF PRODUCTS THAT ARE COMMERCIALIZED, THE ABILITY TO CONVINCE THE MEDICAL COMMUNITY TO ADOPT PRODUCTS, COMPETITION FROM PHARMACEUTICAL AND BIOTECHNOLOGY COMPANIES, DIFFICULTIES AND COSTS ASSOCIATED WITH INTEGRATION OF THE BUSINESSES, THE STRENGTH OF INTELLECTUAL PROPERTY RIGHTS, THE ABILITY TO RAISE CAPITAL AND THE RISK FACTORS INCLUDED IN THE ANTIGENICS AND AQUILA SEC FILINGS.

This material is not a substitute for the prospectus/proxy statement Antigenics and Aquila will file with the Securities and Exchange Commission. Investors are urged to read that document because it will contain important information. The proxy statement/prospectus and other documents filed by Antigenics and Aquila with the SEC will be available free of charge at the SEC's website (www.sec.gov) and from Antigenics or Aquila.

Aquila, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information concerning Aquila's directors and executive officers can be found in the documents filed by Aquila with the SEC. Certain directors and executive officers of Aquila may have direct or indirect interests in the merger due to securities holdings, vesting of options, and rights to severance payments if their employment is terminated following the merger. In addition, directors and officers, after the merger, will be indemnified by Antigenics, and benefit from insurance coverage, for liabilities that may arise from their service as directors and officers of Aquila prior to the merger. Additional information regarding the participants in the solicitation will be contained in the proxy statement/prospectus.


Contact:
Gary Foster                  Alison Taunton-Rigby                  Doug MacDougall
Antigenics Inc.              Aquila Biopharmaceuticals, Inc.       Feinstein Kean Healthcare
212-332-2074                 508-766-2710                          617-577-8110
gfoster@antigenics.com       ataunton@aquilabio.com                dmacdougall@fkhealth.com